Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held at the Design Exchange, 234 Bay Street, Toronto, Canada on Wednesday, May 6, 2015 at 11:30 a.m., Eastern Daylight Time (EDT), to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, including the external auditor’s report;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation.

We will consider any other business that may properly come before the meeting. You have the right to vote at the meeting if you were a Brookfield shareholder on March 26, 2015. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of our management information circular to be dated March 24, 2015 (the “Circular”). The Circular will be made publicly available on April 6, 2015.

This year we are again posting electronic versions of the Circular and our 2014 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at www.brookfield.com/notice_and_access_2015 and at www.sedar.com and www.sec.gov/edgar.

Please contact us at 1-866-989-0311 or inquiries@brookfield.com before 5:00 p.m. EDT on April 23, 2015 if you would like to receive paper copies of any of the investor materials in advance of the deadline to submit your vote, or if you have any questions about Notice and Access. We will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Information for Registered Holders

If you are not attending the meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Monday, May 4, 2015. You can cast your proxy vote:

•	On the Internet at www.cstvotemyproxy.com
•	Fax your signed proxy to (416)368-2502 or 1-866-781-3111
•	Mail your signed proxy using the business reply envelope accompanying your proxy
•	Scan and send your signed proxy to proxy@canstockta.com.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

A.J. Silber

Corporate Secretary

Toronto, Canada

March 20, 2015